N E W S   R E L E A S E

TALISMAN ENERGY COMPLETES FILINGS FOR
RENEWAL OF NORMAL COURSE ISSUER BID

CALGARY, Alberta – December 8, 2010 – Talisman Energy Inc. has made the necessary filings to renew its Normal Course Issuer Bid.

Pursuant to the Normal Course Issuer Bid, Talisman may purchase for cancellation, during the 12-month period commencing December 15, 2010 and ending December 14, 2011, up to 51,068,705 of its common shares, representing 5% of the common shares outstanding as at November 29, 2010. The daily purchase limit is 672,214 common shares, representing 25% of the average daily trading volume for the six calendar months prior to the approval of the bid by the TSX. As at November 29, 2010 there were approximately 1,021,374,108 common shares issued and outstanding.

Purchases under the Normal Course Issuer Bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The purchase and payment for the common shares will be made by the Company in accordance with the policies of the exchange through which the common shares are purchased. Talisman believes that the repurchase of its shares is one way of creating shareholder value.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President                                                                                     Christopher J. LeGallais, Vice-President
Corporate & Investor Communications                                                                   Investor Relations
Phone:  403-237-1196  Fax:  403-237-1210                                                                 Phone:                      403-237-1957  Fax: 403-237-1210
E-mail:   tlm@talisman-energy.com                                                                           Email:            tlm@talisman-energy.com

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